UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

Global Entertainment Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

378987 10 1

(CUSIP Number)

Jackelyn Giroux

650 N. Bronson Avenue, Suite B-116

Los Angeles, CA  90004

(818) 624-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |  |

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 378987 10 1	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jackelyn Giroux
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* OO, PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 8,013,477*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 8,013,477*
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,013,477*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%**
14		TYPE OF REPORTING PERSON*

———————

*

Includes 55,855 shares of common stock owned directly by Ms. Giroux and 24,000 shares of common stock registered in the name of Ms. Giroux’s grandchildren, over which she exercises voting and dispositive control; however, Ms. Giroux disclaims beneficial ownership interest.  Additionally, these figures assume the conversion of 2,255,682 shares of Series B Convertible Preferred stock into a like number of shares of common stock and 3,000,000 shares of Series C Convertible Preferred Stock into 5,677,940 shares of common stock.  The Series B Convertible Preferred stock may be converted into a like number of common shares at anytime and the Series C Convertible Preferred stock is non-dilutive and may be converted into 30% of the number of shares of common stock outstanding immediately after conversion.

CUSIP No. 378987 10 1	13D	Page 3 of 7 Pages

**

The calculation of the foregoing percentage is based on 18,926,466 shares of Issuer's common stock outstanding, after giving effect to the issuance of shares of common stock that can be acquired by the Reporting Person upon conversion of her Series B and Series C Convertible Preferred stock. The Issuer's most recent annual report on Form 10-QSB, filed on May 20, 2008, shows a total of 10,992,844 shares of common stock issued and outstanding. This percentage will drop considerably upon the conversion of the balance of the Series B and Series C Convertible Preferred stock issued that is not owned by Ms. Giroux.

CUSIP No. 378987 10 1	13D	Page 4 of 7 Pages

Item 1.

Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of Global Entertainment Holdings, Inc., a Nevada corporation (the "Issuer” or “Global"). The principal executive offices of Global are located at 1516 E. Tropicana Avenue, Suite 245, Las Vegas, NV 89119.

Item 2.

Identity and Background.

(a)

This Statement is being filed by Jackelyn Giroux ("Reporting Person").

(b)

The address for the Reporting Person is:

650 N. Bronson Avenue, Suite B-116, Los Angeles, CA 90004.

(c)

Jackelyn Giroux is the president and CEO of Global Universal Film Group, Inc. (“GUFG”), a company that she owned 50% of its equity prior to its acquisition by the Issuer. The Series B and Series C Convertible Preferred stock was issued in connection with the Issuer’s acquisition of GUFG and in consideration for debt owed to Ms. Giroux by GUFG.

(d)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)

Ms. Giroux is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

Pursuant to the terms of a certain Agreement and Plan of Merger, dated and effective March 7, 2006 (the “Merger Agreement”), wherein the Issuer acquired all of the shares of Global Universal Film Group, Inc. (GUFG) in a statutory merger, Ms. Giroux received 750,000 shares of Series B Convertible Preferred Stock (the Series B stock).  In December, 2007, Ms. Giroux exchanged $165,625 in promissory notes and accrued interest owed to her by GUFG, for an additional 1,505,682 shares of Series B stock. The Series B stock was not issued until April 22, 2008, and not received by Ms. Giroux until May 12, 2008.  Further, the Merger Agreement, as amended, provided that the shareholders of GUFG could elect to spin-off from the Issuer, with the Issuer retaining five percent (5.0%) of GUFG’s common stock.  In consideration of the termination of such spin-off rights (allowing the Issuer to retain 100% of GUFG), and to provide continuing services to GUFG as its president and CEO, Ms. Giroux received 3,000,000 shares of Series C Convertible Preferred Stock (the Series C stock) on May 14, 2008.  The Series C is non-dilutive and, as an entire class consisting of 6,000,000 shares, is convertible at anytime into sixty percent (60%) of the common stock of the Issuer that is issued and outstanding immediately after such conversion.  The remaining 3,000,000 shares of Series C stock are owned by Gary Rasmussen, the CEO of the Issuer.

Item 4.

Purpose of the Transaction.

The original purpose of the transaction which gave rise to the Merger Agreement was to provide Global Universal Film Group, Inc. (GUFG) a means of becoming a reporting, publicly held entity.  However, the Issuer’s prior management was unable to perform in obtaining a registration statement that would effect the spin-off of GUFG.  Further, the Issuer’s former business was poorly managed and the company was settled with over $3 Million in debt. The primary assets of the company were practically worthless, as no one had attended to the assets in over two years.  Therefore, being unable to effect the spin-off, the Board elected to propose a plan to the former shareholders of GUFG whereby they would assume control of the Issuer and increase their ownership to over 85%, using the issuance of Series B and Series C stock.

CUSIP No. 378987 10 1	13D	Page 5 of 7 Pages

The Reporting Person intends to review on a continuing basis the investment in the Company.  Based on such review and depending on the price and availability of the Issuer's securities, the Reporting Person may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Person, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries whereby the shareholders of the Issuer will receive a stock dividend; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Except as set forth above or in other Items of this Statement, the Reporting Person does not have any specific plans or proposals which relate to, or which would result in, or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a) - (b)

Jackelyn  Giroux may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to 8,013,477 shares of the Issuer’s common stock upon the conversion of her Series B and Series C stock.  Accordingly, Ms. Giroux might be deemed to beneficially own approximately 42.3% of the outstanding shares of the Issuer’s common stock following the conversion of all of her Series B and Series C stock into common stock. This figure is based upon 10,992,844 shares of common stock outstanding as of May 20, 2008, and an estimated 18,926,466 shares of common stock that would be outstanding upon conversion of her holdings of Series B and Series C stock.

(c)

Ms. Giroux has not effected any transaction in the Issuer’s common stock during the past 60 days, except for her acquisition of the Series B and Series C stock described above in Item 3.  Except for the foregoing transactions described herein, there have been no other transactions in Global Entertainment Holdings stock during the past 60 days.

(d)

Jackelyn Giroux has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 8,013.477 shares of the Issuer’s common stock that she may acquire upon the conversion of her holdings of Series B and Series C stock.  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

CUSIP No. 378987 10 1	13D	Page 6 of 7 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than an employment agreement the Reporting Person has with the Issuer’s wholly-owned subsidiary, Global Universal Film Group, Inc., the Reporting Person does not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.

Material to be filed as Exhibits.

None.

CUSIP No. 378987 10 1	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 20, 2008

By:	/s/ Jackelyn Giroux
Jackelyn Giroux